                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (AMENDMENT NO. 2)*



                             INFINIUM SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45662Y 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45662Y 10 9                  13G                              PAGE 2

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS:
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                             ROBERT A. PEMBERTON
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [ ]

                                                                   (b)  [ ]
                             NOT APPLICABLE.
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
                               UNITED STATES

--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER
                                2,311,763

                     -----------------------------------------------------------
      NUMBER OF      6     SHARED VOTING POWER
      SHARES                      243,000
    BENEFICIALLY
      OWNED BY       -----------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER
      REPORTING                 2,311,763
       PERSON
        WITH
                     -----------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER
                                  243,000

--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,554,763
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                  20.9%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON
                                    IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G                                                            Page 3

Item 1:     (a)    Name of Issuer:
                   INFINIUM SOFTWARE, INC.

            (b)    Address of Issuer's Principal Executive Offices:
                   25 COMMUNICATIONS WAY
                   HYANNIS, MA 02601

Item 2:     (a)    Name of Person Filing:
                   ROBERT A. PEMBERTON

            (b)    Address of Principal Business Office or, if none, Residence:
                   C/O INFINIUM SOFTWARE, INC.
                   25 COMMUNICATIONS WAY
                   HYANNIS, MA 02601

            (c)    Citizenship:
                   UNITED STATES


            (d)    Title of Class of Securities:
                   COMMON STOCK, $0.01 PAR VALUE

            (e)    CUSIP Number:
                   45662Y 10 9

Item 3: If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                   NOT APPLICABLE.

Item 4:     Ownership.

      (a)    Amount Beneficially Owned:                            COMMON STOCK
                                                                   2,554,763

INCLUDES 3,000 SHARES HELD BY ONE OF MR. PEMBERTON'S CHILDREN AND AS TO WHICH HE DISCLAIMS BENEFICIAL OWNERSHIP. ALSO INCLUDES 240,000 SHARES HELD BY THE PEMBERTON FAMILY FOUNDATION, INC., A NOT-FOR-PROFIT ORGANIZATION EXEMPT FROM TAX UNDER SECTION 501(C)(3) OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND AS TO WHICH MR. PEMBERTON DISCLAIMS BENEFICIAL OWNERSHIP.

       (b)    Percent of Class:                                      PERCENTAGE
                                                                       20.9%

BASED ON 12,244,125 SHARES OF COMMON STOCK OF INFINIUM SOFTWARE, INC. OUTSTANDING AS OF DECEMBER 31, 1997

SCHEDULE 13G                                                            Page 4

       (c)    Number of shares as to which such person has:

(i)     sole power to vote or to direct the vote:                     2,311,763
(ii)    shared power to vote or to direct the vote:                     243,000
(iii)   sole power to dispose or to direct the disposition of:        2,311,763
(iv)    shared power to dispose or to direct the disposition of:        243,000

Item 5:     Ownership of five percent or less of a class:
                              NOT APPLICABLE.

Item 6:     Ownership of more than five percent on behalf of another person:
                              NOT APPLICABLE.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                              NOT APPLICABLE.

Item 8:     Identification and Classification of Members of the Group:
                              NOT APPLICABLE.

Item 9:     Notice of Dissolution of Group:
                              NOT APPLICABLE.

Item 10:    Certification:
            NOT APPLICABLE (NOT FILED PURSUANT TO RULE 13d-1(b)).


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  FEBRUARY 13, 1998



By:    /s/ ROBERT A. PEMBERTON
       -----------------------
         ROBERT A. PEMBERTON